Mutual Fund

The Objective of the Fund

- The Mundoval Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Fund

- Under normal market conditions the Fund invests primarily in large capitalization common stocks and American Depository Receipts ("ADRs").
- The Fund's investment strategy focuses on value style investing.
- The Fund may hold all or a portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements, either due to pending investments or when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.
- Under the Management Agreement, the Adviser, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. For its services, the Adviser receives an annual investment management fee of 1.50% of the average daily net assets of the Fund.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

LATEST NEWS

Mundoval Fund 3rd Quarter Newsletter

Quarterly Commentary 2Q14

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Minimum Investments	Initial	Additional
Regular Account	$10,000	$100
IRA / Roth IRA	$3,000	$100
Automatic Investment Plan	$3,500	$100

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings (as of 9/30/2014)	31
2013 Portfolio Turnover	32.54%
Net Assets (millions) (as of 9/30/2014)	$21.76
Audited Expense Ratio	1.50%
No sales loads or distribution fees	

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Holdings & Sectors

Holdings

Top 15 Holdings as of September 30, 2014	
Apple Computer Inc.	5.56%
Baidu ADR	5.01%
Mastercard, Inc.	4.42%
Teva Pharmaceutical	4.20%
Citigroup, Inc.	4.05%
Bank of America Corp.	3.88%
CF Industries	3.85%
American International Group, Inc.	3.72%
EMC Corporation	3.63%
Chine Mobile Ltd.	3.51%
Telekomunik Indonesia	3.32%
Coach Inc.	3.27%
International Business Machines Inc.	3.05%
MTN Group ADR	3.03%
BNP Paribas ADR	3.03%

LATEST NEWS

Mundoval Fund 3rd Quarter Newsletter

Quarterly Commentary 2Q14

Sectors



Information Technology
25.42%
Financials
17.67%
Energy
14.28%
Telecommunication Services
12.87%
Consumer Staples
7.56%
Consumer Discretionary
5.92%
Industrials
4.88%
Health Care
4.20%
Materials
3.85%
Cash
3.35%

Fund Sectors as of September 30, 2014	
Information Technology	25.42%
Financials	17.67%
Energy	14.28%
Telecommunication Services	12.87%
Consumer Staples	7.56%
Consumer Discretionary	5.92%
Industrials	4.88%
Health Care	4.20%
Materials	3.85%
Cash	3.35%

Geographic Diversification

As of September 30, 2014


3.4%
44.3%
52.3%
Domestic
International
Net Cash[1]

**Net Cash represents cash equivalents and other assets less liabilities.*

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Performance & NAV

Average Annual Total Returns[2]

As of September 30, 2014


Mundoval Fund
MSCI World Index
12.22%
12.20%
19.77%
17.91%
10.88%
10.86%
4.14%
2.76%
7.78%
7.12%
7.71%
7.14%
1 Year
3 Year
5 Year
7 Year
10 Year
Since Inception

Hypothetical Growth of $10,000 since inception[2]


$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

LATEST NEWS

Mundoval Fund 3rd Quarter Newsletter

Quarterly Commentary 2Q14

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Mundoval Fund Newsletter ☐

Advisor Commentary ☐

Whitepapers ☐

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PROSPECTUS

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A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $21,141.22 on 9/30/14. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Factsheet

MUNDOVAL FUND
GLOBAL VALUE INVESTING

As of September 30, 2014

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Portfolio Manager

Arthur Q. Johnson, CFA
Since fund inception

Investment Advisor

Mundoval Capital Management, Inc.
7855 Ivanhoe Ave., Suite 210
La Jolla, CA 92037
(858) 454-4837

Geographic Diversification


3.4%
44.3%
52.3%
Domestic
International
Net Cash[1]

[1]*Net Cash represents cash equivalents and other assets less liabilities.*

Industry Diversification

Information Technology	25.4%
Financials	17.7%
Energy	14.3%
Telecommunications	12.9%
Consumer Staples	7.6%
Consumer Discretionary	5.9%
Industrials	4.9%
Health Care	4.2%
Materials	3.9%
Cash	3.4%

Top 10 Holdings

Apple Computer Inc.	5.56%
Baidu ADR	5.01%
Mastercard, Inc.	4.42%
Teva Pharmaceutical	4.20%
Citigroup, Inc.	4.05%
Bank of America Corp.	3.88%
CF Industries	3.85%
American International Group	3.72%
EMC Corporation	3.63%
China Mobile Ltd.	3.51%

Fund Facts

Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings	31
2013 PortfolioTurnover	32.54%
Net Assets (millions)	$21.76
Total Expense Ratio	1.50%

No sales loads or distribution fees

Average Annual Total Returns[2]

Mundoval Fund MSCI World Index

FACTSHEET ARCHIVES

1Q14 Factsheet
4Q13 Factsheet

LATEST NEWS

Mundoval Fund 3rd Quarter Newsletter
Quarterly Commentary 2Q14

SUBSCRIBE TO OUR NEWSLETTER

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email
phone

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Mundoval Fund Newsletter

Newsletter

Advisor Commentary ☐

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MUNDOVAL FUND
PROSPECTUS

Download PDF

WWW.MUNDOVAL.COM

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.



12.22%
12.20%
19.77%
17.91%
10.88%
10.86%
4.14%
2.76%
7.78%
7.12%
7.71%
7.14%
1 Year
3 Year
5 Year
7 Year
10 Year
Since Inception

Hypothetical Growth of $10,000 since inception[2,3]



$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

[3]A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $21,141.22 on 9/30/14. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com | WWW.MUNDOVAL.COM

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Financial Reports

Semi-Annual Report

- 2014 Semi-Annual Report – June 30, 2014 (PDF)
- 2013 Semi-Annual Report – June 30, 2013 (PDF)
- 2012 Semi-Annual Report – June 30, 2012 (PDF)
- 2011 Semi-Annual Report – June 30, 2011 (PDF)
- 2010 Semi-Annual Report – June 30, 2010 (PDF)
- 2009 Semi-Annual Report – June 30, 2009 (PDF)
- 2008 Semi-Annual Report – June 30, 2008 (PDF)
- 2007 Semi-Annual Report – February 28, 2007 (PDF)
- 2006 Semi-Annual Report – February 28, 2006 (PDF)
- 2005 Semi-Annual Report – February 28, 2005 (PDF)

Annual Report

- Annual Report- December 31, 2013 (PDF)
- Annual Report- December 31, 2012 (PDF)
- Annual Report – December 31, 2011 (PDF)
- Annual Report – December 31, 2010 (PDF)
- Annual Report – December 31, 2009 (PDF)
- Annual Report – December 31, 2008 (PDF)

LATEST NEWS

Mundoval Fund 3rd Quarter Newsletter

Quarterly Commentary 2Q14

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Mundoval Fund Newsletter ☐

Advisor Commentary ☐

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MUNDOVAL FUND
PROSPECTUS

Download PDF

- Annual Report – December 31, 2007 (PDF)
- Annual Report – August 31, 2007 (PDF)
- Annual Report – August 31, 2006 (PDF)
- Annual Report – August 31, 2005 (PDF)

Adobe Acrobat Reader is necessary to view these documents. If you need to download Acrobat, click here.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Disclaimer

Proxy Voting

PROXY VOTING POLICIES – The Board of Trustees of the Trust has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Fund's Adviser, Mundoval Capital Management. Mundoval Capital Management will vote such proxies in accordance with its proxy policies and procedures.

Mundoval Capital Managements

Proxy Voting Policies and Procedures (Adopted August 17, 2004)

Pursuant to rules established by the Securities and Exchange Commission (the "Commission"), under the Investment Company Act of 1940, as amended, the Board of Trustees of Mundoval Capital Managements (the "Trust") has adopted the following formal, written guidelines for proxy voting by the Trust. The Board of Trustees of the Trust oversees voting policies and decisions for each series of the Trust (the "Funds").

Each Fund exercises its proxy voting rights with regard to the companies in the Fund's investment portfolio, with the goals of maximizing the value of the Fund's investments, promoting accountability of a company's management and board of directors to its shareholders, aligning the interests of management with those of shareholders, and increasing transparency of a company's business and operations.

In general, the Board of Trustees of the Trust believes that each Fund's investment adviser, or sub-adviser, if applicable, which selects the individual companies that are part of the Fund's portfolio, is the most knowledgeable and best suited to make decisions about proxy votes. Therefore, the Trust defers to and relies on the Funds' investment advisers or sub-advisers, as appropriate, to make decisions on casting proxy votes.

In some instances, an adviser (or sub-adviser) may be asked to cast a proxy vote that presents a conflict between the interests of a Fund's shareholders, and those of the adviser (or sub-adviser) or an affiliated person of the adviser (or sub-adviser). In such a case, the adviser (or sub-adviser) is instructed to abstain from making a voting decision and to forward all necessary proxy voting materials to the Trust to enable the Board of

Trustees to make a voting decision. The adviser (or sub-adviser) shall make a written recommendation of the voting decision to the Board of Trustees, which shall include:

1. An explanation of why it has a conflict of interest;
2. The reasons for its recommendation; and
3. An explanation of why the recommendation is consistent with the adviser's (or sub-adviser's) proxy voting policies.

The Board of Trustees shall make the proxy voting decision that in its judgment, after reviewing the recommendation of the adviser (or sub-adviser), is most consistent with the adviser's (or sub-adviser's) proxy voting policies and in the best interests of Fund shareholders. When the Board of Trustees is required to make a proxy voting decision, only the Trustees without a conflict of interest with regard to the security in question or the matter to voted upon shall be permitted to participate in the decision of how the Fund's vote will be cast.

A copy of these Proxy Voting Policies and Procedures are available, without charge, upon request, by calling the Trust's toll-free telephone number at 800-595-2877 and on the Commission's website at www.sec.gov. The Trust will send a copy of the Trust's Proxy Voting Policies and Procedures within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Forms & Applications

For your convenience, all of our forms and applications are available for download via the links below. If you need assistance completing them, or have any general questions, please contact our office at (858) 454-4837 to speak with investment advisory representative, Natalie Gumina.

Forms and Apps

- Regular Account Application (non IRA) *(DOWNLOAD PDF)*
- Regular Account Transfer Form (non IRA) *(DOWNLOAD PDF)*
- IRA Account Application *(DOWNLOAD PDF)*
- IRA Transfer / Direct Rollover Request Form *(DOWNLOAD PDF)*

Investor Information

- IRA Plan Booklet *(DOWNLOAD PDF)*
- Prospectus – Your Guide To Mundoval Capital Management *(DOWNLOAD PDF)*
- Statement of Additional Information *(DOWNLOAD PDF)*
- XBRL Interactive Data from the Prospectus *(DOWNLOAD ZIP)*

If you would like to receive an investment kit by mail please click HERE. Adobe Acrobat Reader is necessary to view these documents. If you need to download Acrobat, click here.

Get Adobe Reader

Mutual Shareholder Services, LLC

LATEST NEWS

Mundoval Fund 3rd Quarter Newsletter

Quarterly Commentary 2Q14

SUBSCRIBE TO OUR NEWSLETTER

name

email

phone

Choose Newsletter

- Mundoval Fund Newsletter ☐
- Advisor Commentary ☐
- Whitepapers ☐

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PROSPECTUS

Download PDF

Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

(800) 595-2877

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837

